Filed by Inergy Midstream, L.P.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

The following transcript is of the joint investor conference call held by Inergy, L.P., Inergy Midstream, L.P. and Crestwood Midstream Partners LP on May 6, 2013. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. A replay of the full presentation will be accessible on the Inergy and Crestwood websites until 11:30 a.m. Eastern Time on May 13, 2013.

CRESTWOOD MIDSTREAM PARTNERS/INERGY MERGER

Moderator: John J. Sherman

May 6, 2013

8:30 a.m. ET

Operator:	Ladies and gentlemen, Thank you for standing by. Good morning and welcome to the Crestwood and Inergy Merger conference call.

Participating on the call this morning are John J. Sherman, Chairman and Chief Executive Officer of Inergy, LP; Robert G. Phillips, Chairman, President and CEO of Crestwood Energy Partners, LP; Michael J. Campbell, Senior Vice President and Chief Financial Officer of Inergy, LP; and members of the both company’s leadership teams.

We will begin the call with some prepared remarks from Mr. Sherman, Mr. Phillips, and Mr. Campbell. And we’ll then open the call for questions. At this point, we do have all of your lines in a muted or listen-only mode.

The remarks today will contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended. Any forward-looking statements are based upon historical performance and current plans, estimates and expectations. There may be forward-looking statements about among other matters statements about future financial and operating results, objectives, expectations, intentions and other statements that are not historical facts.

There is no obligation to update any forward-looking statements Inclusion of this forward-looking information should be not regarded as presentation that future plans, estimates, or expectations will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions. A number of important factors could cause actual result or performance to differ materially than those indicated by such forward-looking statements, reflective ends or circumstances after the date on which this statement is made or to reflect occurrence of unanticipated events.

Investors are cautioned not to place undue reliance on any of these forward-looking statements. Please refer to the most recent quarterly reports and current reports filed with the SEC which can be found at www.crestwoodlp.com or www.inergylp.com for a more extensive list of factors that could affect results.

The subject matter discussed on this call be addressed in a proxy statement prospective be filed with the SEC. We urge you to read it when it becomes available because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of unitholders of Crestwood in connection with the proposed transaction will be set forth in the proxy statement prospectus when it is filed with the SEC.

At this time, I would like to introduce Mr. John J. Sherman. Please go ahead sir.

John J. Sherman:	Thank you (Lori). Good morning and thanks to everyone for your attendance on the call this morning. We obviously have some exciting news to talk about. There is an investor deck I think that’s on our Web sites and I’m just going to make a couple of opening comments and kind of turn this over to Bob and the team for the strategic overview.

I’m on Slide three to get us started and, and have you seen the release this morning? We Inergy LP and Inergy Midstream have agreed to a series of transactions with Crestwood Holdings and Crestwood Midstream to create a fully integrated midstream partnership with an enterprise value of over $7 million. We think this creates a formidable competitor across the midstream value chain with a diverse platform in premier North American shale plays.

I’m going to turn this over to Bob in a minute here for a strategic overview but, but let me just make a couple of comments. In getting to know Bob I’ve known Bob for a while and certainly respected what he’s accomplished in the industry but and of course I got to know him a lot over this weekend but as we go to talk about this it became clear to me that we’re both trying to do the same thing.

And I’ll talk a little bit about what I think this does for energy but I think, I think we’re getting, I think both companies, both partnerships are kind of aligned in terms of what we accomplish from this transaction we’re announcing this morning. From our perspective we get size and scale, diversification both from a business and geography perspective, we get more growth and we believe visibility to more with commercial synergies that will lead to more opportunities.

We had depth to the management team particularly Bob and I, I think you’ll be hearing from him as he builds the new leadership team of this company from the best of both teams and a strong sponsor and investor in First Reserve. In fact in the combination of Crestwood Management, First Reserve and Inergy Management we will have a combined stake in this enterprise of more than $1.5 billion.

I would say that would be one of the larger investments by managers across the sector and I think it would contribute to why we think this thing is so exciting as we move forward. From NRGY’s perspective and NRGM’s perspective these transactions are accretive to both NRGY, immediately accretive to NRGY and NRGM. You know I mentioned getting to know Bob well.

We’re very excited to be working with him and I very much look forward to, to working with Bob, to take the company to the next level. With that Bob I’ll turn it over to you and I look forward to the Q&A.

Robert G. Phillips:	Thanks John. And good morning to all of you that have joined us. We appreciate your interest in this exciting news and have always appreciated and I speak on behalf of both the Crestwood and the Inergy management teams the investor support that we’ve received over the years. As John said this is truly a transformational deal for both firms. At the beginning let me just say that, that I also want to thank John and Brooks and the Inergy team.

We’ve got to know them well over the last couple of months. Personally I’ve had a chance to sit down and visit with all of the Inergy executives and I can tell you that they share the same passion that we do for the midstream industry, for providing a great customer service, and building value for our investors. So it’s going to be a personally exciting and rewarding time to put these two great midstream experience teams together because we all share the common culture to build something truly great in this exciting time in the midstream industry.

John and I have formed a bond as he said we have the same goals in mind. I think it’s important to note I hope investors recognize that John and Brooks and the management team at Inergy are leaving a substantial portion if not all of their existing investment in this business going forward.

And that shows confidence not only in what we’re all going to do going forward but confidence in the growth potential of the industry that we’re in and I appreciate that confidence that John and Brooks and team have shown in us and we’ll appreciate their continuing investment in John’s counsel on our Board of Directors.

We’ve admired Inergy as an entity for years particularly with my background at Enterprise having been there at the beginning of the Enterprise GulfTerra merger and seen the power of merging a gas company and an NGL company together at the right time and in an industry with significant growth opportunities and I think that this transaction is very illustrative of that same type platform that we’re building a national organization, one capable of competing in a lot of different areas.

And with that I’d like to ask you to turn to Slide four and it really speaks to the essence of the deal. To me it illustrates the breadth of the combined operations of this company, which will be a major shale player in every major shale play throughout the United States and a part of North America as well.

Not only will we cover all those plays but we’ll have a particular emphasis in the rich gas plays where our traditional gathering and processing business meets Inergy’s traditional NGLs services to form what we think will be a powerful combination to serve customers and to develop organic growth and organic infrastructure and investment opportunities.

When you look at the table on the left, the pro forma asset summary, I think you see a substantial set of diverse assets and services that on a combined basis really will be attractive to customers as they look for partners in each of these growing shale plays to help develop their infrastructure and provide downstream services so that our oil and gas producers can maximize their returns in the shale plays.

And when you look at the legend on the bottom you see strong physical presence and evidence of all the areas where we’re located that will have inherent growth just by virtue of the fact that many of these shale plays are in the early stages of development.

And we’re in the right places at the right time in those shale play development cycles and with the combination of Inergy and Crestwood skills and services and our capability to provide those services with producers and link that with the downstream market demand that Inergy has so well developed over the last few years we just think that’s a powerful combination that will create a significant midstream player in every region and every segment of the industry.

So if you turn to Page five let me just briefly touch on the layout of the transaction. We’ll go into more detail in later slides and Mike will provide you some pretty significant details about the structure and the financial outcome of this combination. But it is a series of combinations that will take place over the next several months in a series of steps but ultimately the merger of Inergy Midstream and Crestwood Midstream Partners will take place probably around the end of the summer. We’ll give you a timeline later.

It will be a cash and unit exchange where the Crestwood Midstream Partners unitholders will be receiving an exchange of NRGM units at a 5 percent premium and a $35 million one time cash payment that will go to the unaffiliated unitholders.

What’s impressive to me though is, and what I’d like to highlight is, both the allocation of ownership on a pro forma combined basis between the different groups, as well as the significant management and First Reserve ownership in continuing investment in this entity. And again it reminds me of other great midstream companies where the sponsors have a significant investment and they believe strongly and have confidence in the future growth of the organization and they’re willing to put their money in the deal for the vision of, that they see.

So this is very much a transaction that’s underpinned by those principles, good allocation of ownership between the various existing contingents but a continuing strong investment by the management teams and the sponsors to go forward. If you will turn to Page six, it gives you a sense of the sequence of the transactions.

The combination as I said will take place through a series of several, in this case three, transactions. The first two of which will occur fairly soon within the next 45 days. Then the final transaction, the merger between NRGM and CMLP.

John J. Sherman:	We lost you Bob. Hello? Operator...

Operator:	His line has disconnected. One moment while I rejoin him.

John J. Sherman:	OK.

Operator:	Ladies and gentlemen, I apologize but there will be a slight delay in today’s conference call. Please hold and the call will resume momentarily.

(Audio Gap)

Robert G. Phillips:	Hello?

John J. Sherman:	Bob, you have the Inergy team here.

Robert G. Phillips:	(Inaudible).

Operator:	Yes sir, you may resume the conference.

Robert G. Phillips:	OK. Sorry about that. I heard the elevator music come on and I thought we had been transported. Hopefully we’re back online. Operator, can you confirm that we are back online?

Operator:	Yes sir, you may resume.

Robert G. Phillips:	Great. Thanks. Sorry for the delay. I was on Slide six, Sequence of Transactions, again just to cover that very briefly. A series of three transactions, the first to take place within the next 45 days or so. That would be Inergy LP distributing all the units it owns in Inergy Midstream to it’s existing unitholders.

Once that distribution has taken place, Crestwood Holdings, which owns our general partner, will then acquire the non economic GP of Inergy LP. And upon closing of that transaction, Crestwood Holdings will own the general partner and thus have control of Inergy LP.

In the second transaction, to take place roughly simultaneously with the first transaction, Crestwood Holdings will contribute 100 percent of its interest in Crestwood Gas Services, the general partner of Crestwood Midstream, which also owns 100 percent of the incentive distribution rights of Crestwood Midstream.

We will transfer that in exchange for 39-1/2 million common units of Inergy LP. So we’re essentially combining the GPs in that transaction. Additionally Crestwood Holdings will have a one time option to contribute another 2.71 million Inergy Midstream units that we will receive in the final transaction, that being the merger between the two underlying LPs in exchange for additional common units in Inergy LP or the publicly traded GP.

We expect that to be about 14.3 million common units on a pro forma basis. When we exercise that or if we exercise that additional pop up contribution, if you will, that would result in Crestwood Holdings owning approximately 29 percent of the outstanding unit’s of Inergy LP.

Now in the event that the merger agreement is terminated, in the unlikely event that occurs, Crestwood Holdings would instead have the right to contribute 6.7 million of our Crestwood Midstream units that we own today to Inergy LP, also to top up to 29 percent total ownership in Inergy LP.

To the final transaction, the merger of the two LPs, subject to unitholder vote, Crestwood Midstream would merge into a wholly owned subsidiary of Inergy Midstream, we call that a reverse triangular merger. Under the terms of that transaction, Crestwood unitholders will receive 1.07 Inergy Midstream units for each unit of CMLP that they own. And that exchange ratio represents a 5 percent premium to the 20 day volume weighted average price of Crestwood Midstream units over the last 20 days prior to the announcement of the transaction. And I might also point out, it’s a 14 percent premium to the closing price on Friday.

Now additionally our unaffiliated Crestwood Midstream unitholders or all the public unit owners, other than First Reserve and management which own Crestwood Holdings, will receive a one time cash payment at closing of $35 million or approximately $1.03 per unit with $25 million of that cash payment coming from Inergy Midstream and $10 million of that cash payment coming from Crestwood Holdings.

So the entire combination is conditioned upon the approval of the majority of the limited partner interest in Crestwood Midstream and Crestwood Holdings has agreed to vote its approximately 43 percent limited partnership interest in favor of the transaction.

I want to be clear on this point that the merger is conditioned on the closing of the first and second transactions, but the first and second transactions are not conditioned upon the closing of the merger. And as a result of all of these transactions Crestwood Holdings, again just to be clear about this, will own the general partner of Inergy LP and Inergy Midstream. And Inergy LP at this point in time will continue to be listed under the NYSE ticker symbols of NGRM and NRGY respectivefully.

So a rather elaborate description of several steps to complete this overall combination. We’ve had great legal advisors working on this. We think this is a strategy not only makes a lot of sense but gives investors great visibility into how we’re going to carry out this combination over the next several months.

Now to the really exciting part of this presentation, turning to Page seven, the strategic highlights. You can see them there. I won’t repeat each one but each element is a very important part of the strategic rationale that underpins this transaction. Really this is a combination of the thinking of both management teams. And I think you can hear the enthusiasm that we have for all of the great benefit’s that will emerge from this transaction.

Size and scale are obvious. This is an industry where size matters and we will be in much more competitive shape pro forma than before. Each of us have been pursuing a very complementary shale base growth strategy and so no big change in strategic direction here. We’re both going to continue to do what we’ve bee doing well for the last several years.

Clearly you’ll hear us pound the table on this time and time again. This is an absolute merger of a value chain concept that will enable us to not only provide a broader range of services to our customers but add more value to our investments both upstream and down stream the value chain and we’ll talk about that.

As John said, both firms have a pretty significant backlog of organic growth opportunities. Through the combination we’ll have an even greater opportunity set because of the size and scale and the reach of the organization. Mike will talk to you about the significant enhancement of our credit profile and access to and lower cost in capital and how that’s going to drive the growth in the investment returns of this business.

John already talked about the great combination of experienced management teams on both sides. And I highlighted several times the strong sponsorship of First Reserve, how important that was in getting these two groups together and the alignment of interest we all have with our LPs because we have a significant investment in the business.

Turning to Slide eight, I think you really can see the increased scale and diversification jump off the page clearly it’s been articulated across the industry that size and scale are more important than ever before. We’ve both been evaluating expansion opportunities and potential partners to reach the size to be competitive in a very important industry and growth cycle in the industry right now. And we believe this is absolutely the right fit for both of us at the right time and we’ll generate significant returns to our investors.

On a pro forma basis, the total group will have a market value of equity in excess of $5 billion and a total enterprise value in excess of $7 billion and that will put us in the top three or four in our gathering, processing and midstream peer group and we think that is a critical achievement of this deal as well.

Slide nine highlights for you what I preached for many years now and that’s the value of being able to participate up and down the value chain. In this case we are truly completing for the first time a fully integrated midstream service provider that can offer services up and down the value chain but more importantly as John has put it, we’re combining the fundamental energy supply with the fundamental energy demand at a time in which natural gas, natural gas liquids and crude oil have never been more important to the United States to our economy and at the epicenter of this global renaissance of energy.

And so we’re excited about being able to not only play in each of these areas but being a meaningful competitor and a meaningful participant in a variety of different investment and service opportunities up and down the value chain.

So I think you can see the combination of Crestwood’s gathering, processing, treating and compression business with Inergy’s downstream interstate pipelines, gas storage, NGL storage, significant NGL services business across the United States and both companies current focus on crude oil and all of the things that are going to emanate from that, all the opportunities that will arise from the growth of the crude oil business over the next several years.

Turning to Slide 10, I think you can see that this is an almost perfect combination of customers and opportunity sets, again linking the fundamental upstream suppliers of the industry, Crestwood’s current producer group, which we think is a very impressive shale play producer group. These are the shale producers that have the technical capacity to develop shale plays over a long period of time. They’ve got the financial capability to do that and they’ve selected us as a partner to build out the infrastructure.

On the demand side you can see a very impressive set of customers that Inergy has developed over its very long history of serving customers in storage in the Northeast and NGLs to the refinery customers and the petrochemical customers up and down the refinery and Petchem value chain. We just think that this is going to be a very impressive combination of customers and service opportunities that will create a much larger opportunity set in the future.

Turning to Slide 11, again we’re creating an organization in a portfolio with outstanding growth potential this is clearly the foundation of our growth opportunity set going forward. We’ve just simply highlighted six areas for you that we think will be at the epicenter of our growth opportunities and infrastructure investment opportunities over the next several years.

Over $2 billion of identified greenfield and bolt-on acquisition opportunities in the current combined portfolio with, as I said before, an emphasis on rich gas NGLs, and crude oil, we think that that will drive additional opportunities post-merger. And Mike’s going to talk about the cost of capital and the advantage that that will give us going forward but we’re excited about this slide and all the growth potential that it shows.

And with that, a very brief overview interrupted by elevator music, I’d like to turn it over to Mike Campbell who I’m looking forward to working with in the combined organization and Mike’s going to start on Slide 12 and give you the real economic and financial benefit’s of this combination. Mike?

Michael J. Campbell:	Thank you Bob. If you’ll move to Slide 12 the financial picture here is very attractive and we couldn’t be more excited about this combination especially when you look at the cash flow stability that results from this significantly diversified partnership revenue in EBITDA mix. Through the expanded service offerings that Bob discussed a minute ago, the combined partnership will further enhance cash flow stability and visibility.

We will have a strong customer base and a solid contract profile with no single customer accounting for more than 20 percent of the company’s combined current revenues. Additionally with the core operating segments more that, within the core operating segments more than 10 distinct assets of the partnership are expected to generate well in excess of 20 million each to the partnerships expected total annual EBTIDA of more than $450.

Further approximately 85 percent of the consolidated partnerships 23, 2013 gross margin is under fixed fee contracts, 51 percent of that is take or pay style contracts with no volumetric or commodity risks. The combined partnership has a conservative approach to risk management. Both partners bring that to the table with no speculative commodity price positions taken.

If you’ll move to Slide 13, the combined partnership will have an enhanced credit profile and this is an area that as Bob pointed out, cost to capital is not only important, and, and size is not only important in this industry, but this enhanced credit profile will help us achieve outsize returns looking forward with a better balance sheet and cost to capital moving forward.

It’s supported by a strong pro forma balance sheet, significant contracted cash flows, and the deep visibility in those cash flows that I mentioned earlier as well as we highlighted a significant amount of equity capital as issued in connection with a series of transactions. We anticipate receiving a credit rating in line with our current energy corporate family rating and as you can see in the graph at the bottom of the page, the consolidated pro forma partnership maintains solid leverage metrics for the foreseeable future.

Achieving an investment grade rating status is a key focus for us and will be the basis for significant cost to capital synergies as I said just a minute ago. Turning to Slide 14, the combined company will have a great sponsor and to continue to grow and pursue strategic opportunities this was a very attractive component of this overall transaction from the energy standpoint.

By retaining a significant stake in the partnership First Reserve, the Crestwood team and the Inergy management teams will all be significantly invested in the company’s future success. I don’t want to belabor the point but as John pointed out, these parties together will have in excess of $1-1/2 billion invested in the company and fully demonstrating their commitment to value creation over the long term.

First Reserve is one of the largest and most experienced private equity firms in the energy industry. In its continued role as a sponsor First Reserve will not only provide capital support but will continue to be a resource to the combined partnership. In addition First Reserve possesses a significant amount of industry relationships and has a broad portfolio of Inergy assets that it can leverage to facilitate new business opportunities for, for the company.

Examples of this include and you can see them in the chart on the left hand side of the page, Crestwood’s current contracts with Sabine Oil and Gas (amount) near Keystone and RKI Exploration as well as Inergy’s current contracts with BBF Energy. We believe this sponsorship will provide greater access to opportunities throughout the industry as we look forward. If you’ll turn to Slide 15, as John mentioned earlier I think this was mentioned earlier, this transaction is not contingent upon any financing.

We have fully committed financing in place to fund each step of the transactions and following the close the combined partnership will have a strong balance sheet as I pointed out and flexible capital structure which I think is important and positions us as a very formidable competitor in the midstream space. On Slide 15, we’ve outlined the pro forma debt capital structure of the combined partnership.

If you look in the middle of the page as you can see Inergy LP on a pro forma basis will have about a 2.7 times estimated standalone leverage and we have a commitment for the potential revolver and term loans that we are seeking in connection with this transaction. If you look at the bottom of the page at Interview Midstream, we expect to have a pro forma estimated leverage level of approximately 4.2 times at close.

Again to my earlier comments we see that leverage over time coming inside of that four times range and, and approaching 3-1/2 times in foreseeable future. We expect to syndicate an upsize the Inergy Midstream revolver in connection with that transaction that we’ve talked about today from $600 million to $1 billion. And if you look at Inergy Midstream in terms of senior notes and the maturities of those senior notes, Crestwood Midstream Inergy M will be assuming the Crestwood Midstream $350 million of 7-3/4 senior notes that are due 2019.

And Inergy Midstream’s $500 million of 6 percent senior unsecured notes due in 2020 are expected to remain at Inergy Midstream. With no significant near term maturities and ample access to capital, we are confident in the capital structure of the combined company and we believe we’ll be very well positioned to act opportunistically and drive growth and value in the years ahead on all of our investor’s behalf.

I think Bob with that I am going to turn this back to you to focus on the transaction structure and wrap this up, take us to Q&A.

Robert G. Phillips:	Thanks Mike. If I could get you to turn to Slide 16 again we’ve already discussed the structure and the sequence of steps. Now let’s look at the organizational chart and see how those steps fall in place with the guideline on the left. Step one, NRGY distributes NRGM units to the existing NRGY unit holders in a tax free distribution that should happen in the next few weeks.

Steps two and three then occur simultaneously. Step two Crestwood Holdings acquires GP Control of NRGY in a cash transaction in Crestwood Holdings then contributes the GP and IDRs of CMLP plus some NRGM units post-merger in exchange for NRGY units resulting in that 29 percent ownership in NRGY that we talked about earlier.

The final step, step four is the merger of the two underlying master limited partnerships.

We have generally described these as the upstairs deal and the downstairs deal just to keep them straight in our mind but actually the sequence of events will be very clear as we file the S-4 and go through the steps over the next several months. More importantly though is the pro forma ownership structure which I would highlight on the bottom of the page particularly the table on the left.

As you can see following the four steps in the transaction, the pro forma ownership of the new entities is kind of broken down into six groups. Current Inergy Midstream unitholders will own about 19-1/2 percent. Current Crestwood Midstream unitholders will own about 24.4 percent. Crestwood Holdings will own about 13.7 percent. Crestwood Inergy LP unitholders will own about 37-1/2 percent. Inergy LP will own about 4.7 percent and existing management in Inergy LP will own about 0.1 percent.

Likewise on the completion of the four steps and assuming that Crestwood Holdings does elect its right to contribute the NRGM units to Inergy LP, ownership of the new Inergy LP will be broken down into three separate unitholder groups. Current NRG LP unitholders will own about 56.6 percent. Crestwood Holdings as I said before will own about 29 percent of NRGY and current management of Inergy Midstream will own about 14.4 percent.

So it gives you a sense for how the ownership is allocated post all these steps. But also emphasizes the continuing investment of our First Reserve and the management teams. Moving to Slide 17, is a transaction timeline to take you through the next four to five months from announcement to merger closing. Starting today we would expect that some time in June, NRGY would distribute the NRGM unit’s to the NRGY unitholders. And then roughly before that Crestwood would file its proxy statement with the SEC and then we would move forward with the merger of the two underlying MLPs.

Subsequent to that, Inergy would complete its acquisition of CMLP’s GP and IDRs. The SEC will be in the process of reviewing the CMLP proxy statement. We would schedule a meeting upon complete review of the S-4 sometime in August or September and upon unitholder approval of the transaction we would complete the merger of NRGM and CMLP some time expected in September.

It’s very important to highlight the great work that both Boards and all of the special committees of independent Directors did in this process. As you can imagine the special committees were highly involved in the process. They had great advisors. It was a very solid discussion as to how this structure was going to occur and so we’re excited for you to read all about that in the proxy statement but I’m proud to point out that the transactions were all approved by the Boards and the Committees.

No regulatory approvals are required here and as Mike said before no financing conditions occur. So this is a fully committed deal from a financing standpoint. And again to highlight that First Reserve and Crestwood Holdings has agreed to vote its 43 percent of the outstanding CMLP common unit’s in favor of the transaction.

Post merger, from a governance standpoint, let me highlight some of the things that have already been highlighted but again draw your attention to the fact that this is a true combination in every sense of the word. First Reserve will continue to be the combined company’s very supportive GP. I can’t tell you how important their support and their expertise has been over the last several years as we built Crestwood and I know that was an important part of Inergy’s determination that we would make a good business partners going forward.

The combined team will be a combination of key executives from both of the companies. As I said earlier, I’ve had the opportunity to meet and spend a good deal of time with the Inergy executives. I’m impressed by their passion for growing the business in this midstream environment for their commitment to customer service. We all share the same guiding principles of commitment to safety and reliable customer service.

So this is going to be a very easy integration of executive teams and organizations. From the Board standpoint, the Boards ultimately at NRGY and NRGM will be a combination of existing directors from all three Boards. And we’re excited about the Board members commitments to this business combination as well.

I’m very pleased that John has agreed to stay on and serve on both the NRGY and the NRGM Boards. I have respected John and his accomplishments for many years as we looked at the Inergy family of companies and we recognize the transformation they’ve gone through in the last several years. I have been very respectful of John’s knowledge of the industry, his commitment to unitholder value and his commitment to fairness in all of the transactions that he and Brooks and the team have lead Inergy through to transform that company into the great midstream company it is today.

So I appreciate the fact that John will be on both Boards and will be there with his counsel going forward as we take this company to the next level. First Reserve has the controling member. Obviously we’ll be able to designate the Directors to the NRGY Board and will do so at the completion of all these transactions. And then finally once the NRGM and CMLP merger is complete then we will restructure those Boards again drawing from the existing Board Members and the great expertise and independence we have in all three of those Boards.

And as mentioned before the executive headquarters of the combined company will be here in my office in Houston but we are extremely committed to keeping our very large executive operational and administrative offices in Kansas City and Fort Worth. And just a moment there, you know both companies share a common culture for being charitable and for being a large part of their local communities and that will not change under this combination.

We’ll continue to not only be a people and community focused business but would expect to continue to be part of the solution in this country hiring people and offering good jobs through growth. So we’re excited to keep our great offices in Kansas City and Fort Worth and look forward to developing a great organization which underpins those locations.

Slide 19 and 20 really again just highlight not only the vision that John and I share for how we’re going to take this company to the next level but the complementary nature of not only what we’ve all been pursuing, what we expect to pursue in the future and the true investor benefit’s of this transaction. And I won’t take down each one of those but it’s not lost on me that these companies are compatible in culture, in style, in organization, in commitment and strategic vision.

So the combination benefits on Slide 20 I think are obvious. The challenge is mine to execute over the next few years on the great opportunity set that we’ll have in front of us. I’m excited about the team that we’re going to put together, the Board support, First Reserve’s continuing support, which has been critical to our success and will be in the future and a great partnership we’re forming with Inergy employees and investors going forward.

So with that, moderator and to John and to your team, I think that’s the end of our prepared remarks. And I will turn it back to the Operator to open up the call for Q&A.

Operator:	Thank you. The floor is now open for questions. At this time, if you have a question please press star one on your touchtone phone. If at any point your question has been answered you may remove yourself from the queue by pressing the pound key. In the interest of time, we do ask that you limit yourself to one initial and one follow-up question.

Your first question comes from the line of Stephen Maresca of Morgan Stanley.

Stephen Maresca:	Hey, Good morning, Bob and John and congratulations.

Robert G. Phillips:	Thank you.

John J. Sherman:	Good morning.

Stephen Maresca:	I’m glad I had my cup of coffee before reading this press release this morning. My first question is on Slide 13, you have the, you show kind of the, you want to achieve investment grade status and that leverage coming down. I was just wondering what are you assuming in that deleveraging. Does that accelerate the remaining of Inergy Y into the Inergy M and how soon do you think you can get that investment grade?

John J. Sherman:	Mike, you want to handle that one?

Michael J. Campbell:	Yes. Steve, when you look out across our partnership, I think when you look at both partnerships, I mean we’re investing a substantial amount of you know capital over the long-term at great returns and when you think about the deleveraging of this transaction again, I think over the long-term we’re going to finance our growth profile with adequate mixes of debt and equity capital in order to keep our leverage within that investment grade credit metric profile.

If you think about the aspects of the transaction from a credit profile again, you know the significant enhancement in size and scale I think over the long-term very well positions us to seek and achieve an investment grade credit status and we think both Bob and John and myself all think that that cost of capital synergy is you know a key objective of the partnership.

It’s obviously something that is very beneficial to the success of the partnership and continuing to grow. It’s to grow unitholder value.

Stephen Maresca:	So, OK. Is, are we assuming in this table here or chart the remaining Y assets go down to M?

Michael J. Campbell:	Sorry, I didn’t answer that second question. The answer to that is you know at this point we have no plans under the combined partnership to drop those assets into Inergy M. I know if you look back at what we’ve said publicly as a stand alone company, we were seeking to do that. I think it makes sense long-term but Steve as we sit here today we have no immediate plans or future plans.

I think our focus is going to be on getting this series of transaction steps closed.

Robert G. Phillips:	I think on Steve’s question, on this chart there is no pro forma drop down in this

Michael J. Campbell:	(Inaudible).

Robert G. Phillips:	On Slide 13, excuse me.

Stephen Maresca:	Yes. No, understood. Appreciate that. One final on this thing, what is the liquidity pro forma at close for NRGM?

Michael J. Campbell:	If you look at, Steve, we intend to go out as part of this transaction and syndicate and upsize a revolver at you know which would close really concurrently with the last step in the transaction. The CMOP and the NRGM merger. And roughly speaking you know drawing at close is somewhere in the neighborhood of, call it, $575 million when you look at the balances of each partnership’s credit facility.

Stephen Maresca:	OK. OK. And then one final for me, John you talked in the beginning briefly about this being accretive to M and Y.

John J. Sherman:	Yes.

Stephen Maresca:	Could you share any more color, details on level of accretion and how soon?

R. Brooks Sherman, Jr.: You know on the, Steve, this is Brooks. If you look at the merger NRGM and CMLP based on, this is basing it on current cash flows and where we are today, obviously we’re doing this for the long-term with more to come then. But on an immediate basis you know this is about 5 percent accretive to NRGM growing from there.

And then upstairs if you will at NRGY when you move through the merger it more approaches 10 percent just with these transactions based upon current cash flows. So it’s really about you know building on to that in the future.

Stephen Maresca:	OK. Appreciate the call and congrats again.

Robert G. Phillips:	Thanks Stephen.

John J. Sherman:	Thanks Steve.

Operator:	Your next question comes from the line of (Gab Maureen) of Bank of America Merrill Lynch.

(Gab Maureen):	Hi, Good morning everyone.

Robert G. Phillips:	Good morning, (Gab).

(Gab Maureen):	Congrats on the deal. I just wanted to ask a couple of questions in terms of the synergies that you’re expecting to realize in the deal that was laid out in the press release. How it’s going to get allocated between Inergy and Inergy Y going forward?

Michael J. Campbell:	(Gab), this is Mike Campbell. I think you know we’ve initially identified the synergies that you see in the press release, the $15 million to $20 million. I think what we’re going to be focused on here in the near term is really again getting these transaction steps closed and then ultimately as we get the final transaction closed provide you guys a little bit more color to how we see those playing out.

But again I think we’re very confident in that $15 million to $20 million when you kind of look across both partnerships, all three partnerships really and effectively think about you know you know commercial, financial, and ultimately cost of capital synergies that we expect to realize from this combination.

(Gab Maureen):	OK. and then I guess in terms of the subunit’s that I think in one of the transaction where Crestwood Holding getting a NRGY subunit’s. Are those subunit’s paying cash and what are the conversion terms tentatively on those unit’s? I don’t know, sorry if I didn’t catch that. If you could address that.

Robert G. Phillips:	Yes. I guess we should address that (Gab). The subunit’s are approximately 10 percent of the value of the transaction. It’s for a four quarter period. And they are cash pay during that period of time. They’re normal subordinated unit’s.

(Gab Maureen):	And then if I could just ask one last one to John just in terms of, I appreciate your comments at the outset in terms of entering into this transaction. But you talk about sort of more maybe your, a little bit more about your decision process versus going it alone. Obviously you could do the Inergy M spin of Inergy Y unitholders. And I think you may have been heading down that route or alluding to it. And was there something that changed in the Inergy Y asset base or Inergy M asset base that you know maybe changed your mind over the last couple of months after you had been I think playing a lot of offense over the last year in terms of trying to do deals and different projects?

John J. Sherman:	You know that’s a good question, (Gab). I wouldn’t say anything has changed relative to kind of our existing businesses. We have as you know you know I think as Bob said earlier, we have the objective of achieving size and scale and diversification and more growth.

You know we have looked at the gathering process sector and we have good you know kind of both projects, organic growth and things under way. So I think this is a good time to even add to that but you know as we looked at the, you know, you’re familiar with some of the, I guess I’d call them kind of one off transaction in the gathering. If you look at the last I guess couple of years, I guess Cayman, Saddle Butte, Bear Tracker, you know the recent critique deal announce by, you know those were from our perspective, you know very expensive ways to kind of get in the game.

So, and risky. And so where this deal you know you’ve got a proven business that Bob and his team have built. It gets us in this sector in a significant way. And we think you know in a, you know in an effective way. And in addition to just getting in the business we get, you know we get broad breath and depth. We get, we build on our management team. And we pick up a strong sponsor in addition to all this.

So we, as we kind of got to talking to Bob and thinking about the world together, you know this just seemed like a smart thing to do for us and it happened to be that Bob agreed. So that’s kind of, I think this positions us in a way and really cataopults, I think Bob’s reference to the, you know the last 18 months starting with the you know the IPO of Inergy GM, the divesture of the propane business, and then our entry into the crude logistics business here recently, you know there has been quite a transformation.

I think this is a real logical next step that we’re very excited about.

(Gab Maureen):	Great. Thanks for the call, everyone.

John J. Sherman:	Thank you.

Operator:	Your next question comes from the line of (Mark Brightman) of Simmons.

(Mark Brightman):	Good morning. This question is for Bob Phillips. When you look at the corporate structure, I know your immediate focus will be to close this deal, but how do you view the current structure. I mean would you look for further opportunities to streamline? And, I mean do you see when you look at the asset base do you see candidates for divesture? Or are you pretty happy with the you know with the current assets in the portfolio. And then lastly what are the, are there any termination penalties associated with this deal?

Robert G. Phillips:	Thanks for the questions, (Mark). Let me deal with the first, the corporate structure. We actually see this structure as being a huge benefit in the transaction. The opportunity to have an additional currency at GY to support our growth is very exciting for us. It allows the combined organization and this new management team to consider acquisitions and projects of a size and scale that maybe we’ve on a stand alone basis would not have considered.

The ability to use both GY and GM currency on a pro forma basis going forward is a very important element of our overall capitalization plan. As Mike talked about we’re all inherently conservative in terms of our balance sheets and we believe strongly in achieving investment grade status at some point in time.

So the multiple sources of capital whether it be GM, GY, First Reserve, additional partners is all an important element in our thinking about how we’re going to grow this business. It may be a $7-1/2 billion enterprise value on day one but clearly our goal is to substantially increase the size and scale and value of this business going forward.

So multiple sources of capital will be important for us and we saw that as a positive in the deal. In terms of divestures, that’s another real highlight of this transaction is virtually no overlap in either the asset portfolio, the businesses, or the organizations. And so I view this as a two plus two equals five in every sense of the word. Each of us have our own unique opportunity sets on a combined basis that growth profile and the opportunity set to invest in long-term midstream assets will be even greater.

So we don’t see any divestures and are not comtemplating any. And just to be clear, no HSR approvals are necessary for either the upstairs transaction or the downstairs transaction. So no expectation of divestures or businesses that we wouldn’t want going forward and I guess the final question was on the termination fee. (Doc), you want to answer that one?

R. Brooks Sherman, Jr.: Sure. There is a termination fee attached to the deal which you can obviously read about full disclosure and the proxy statement as it comes out but there is a break fee or a termination fee at 3-1/4 percent.

Robert G. Phillips:	Very customary for a transaction of this size. And again all that information will come out in the proxy statement. Thanks (Mark).

(Mark Brightman):	Thanks very much.

Operator:	Your next question comes from the line of T.J. Shoats with RBC Capital Market.

T.J. Shoats:	Hey guys. Good morning. Maybe Bob on Slide 11 you know the $2 billion of Greenfield opportunities that is something that you all had begun to tackle before this transaction so maybe if you could just discuss you know certainly how the scale here could accelerate the ability to capture some of that growth or you know the six kind of areas you laid out on that particular slide, if you could you know comment on where you would potentially be looking at first or a magnitude of timing there?

Robert G. Phillips:	Sure. T.J. we laid out the six areas because those are areas of concentration of existing expansions and existing development projects that we’re very much involved in. And so let me just tick those off for you.

One, three, and six come from the Inergy portfolio. One is the, the very impressive suite of Marcellus based and Northeast demand based natural gas transportation and storage assets that are expansions of, that are currently underway and expansions that John and Brooks and their team have considered over the next several years at, and we’re excited about all of those opportunities to expand in that area.

So that’s a unknown contracted book of business and I think there’s a certain amount of that organic growth that’s going to be inherent to this deal. In areas three, that’s another Inergy area, that’s the Bakken crude oil rail terminal we call it Colt Hub.

It was a transaction acquired from Rangeland last year and again, there’s a contracted expansions underway and even more significant expansion opportunities in the out years as Bakken crude oil supplies grow and we leverage off of, off of the Colt Hub to not only expand that service offering to Bakken oil producers but also invest both upstream and downstream of the Colt Hub terminal to try to expand the value chain opportunities that we have up there.

And number six is the other Inergy area of inherent growth that we identified and the represents the entire NGL supply logistics business that Bill Gautreaux runs at Inergy and has done a very effective job of building a national NGL business that provides everything from trucking and rail all the way to fractionation and isomerization and in between he and his team have a very impressive national book of business where they acquire NGLs from processors, producers, refineries and they meet the demand of the refinery and the Petrochemical market for NGL product.

And we’re going to be combining what Bill and his team do with what (Heath Denecky) and our Crestwood business development team do where they’re focused on the rich gas areas so that’s items two, four, and five. Item two is our existing Marcellus business which we have a significant and growing gathering and process, gathering and compression operation for Antero and West Virginia.

But we’re focused on some significant rich gas opportunities in the Utica with long term build out that will go now post combination far beyond processing but also into NGL handling and taking those NGLs prospectively all the way to the end market through Bill and his NGL supply team. So as John said in his initial comments, this is a combination of Crestwood’s NGL supply ability with Inergy’s NGL demand skill set and services to create more value for us and to expand margins on our investments.

Items four and five are the same. In the Niobrara we have talked about publicly a project we’re working on there in the Niobrara play that’s a rich gas part of the Powder River Basin we’re making some progress on that. And again, (Heath) and his team will lead the gathering and processing infrastructure development supported by Bill Gautreaux and his NGL supply and logistics team to be able to capture more value downstream providing more services to our producers there.

Same in the Permian Basin and coincidentally I might say that well before John and I started talking about this combination the Inergy NGL guys were already on an arm’s length basis working with our business development team, people in both the Niobrara and Permian plays to try to put together total solutions for gas, gas processing, NGLs, and takeaway.

So each of those areas represents an area of either existing contractive organic growth opportunities that are in our current books as well as future opportunities where we’re going to be working together to develop new investment opportunities. Did that cover it T.J.?

T.J. SHOATS:	No, I appreciate it Bob. Thanks for all the color. I’ll leave it there.

Robert G. Phillips:	OK.

John J. Sherman:	Thanks T.J..

Operator:	Your next question comes from the line of Michael Bloom of Wells Fargo.

Michael Bloom:	Thanks, good morning.

Robert G. Phillips:	Good morning.

John J. Sherman:	Good morning Michael.

Michael Bloom:	Two quick questions for me. One, can you just talk through any tax implications for unit holders on either side of those transactions in terms of change in control and other things like that?

Michael J. Campbell:	Bob this, do you want me to take that on our side?

Robert G. Phillips:	Yes, go ahead Mike.

Michael J. Campbell:	Yes, Michael this is Mike Campbell. You know relative to the NRG line, NRGU unit holders and, and to tax implications of this transaction we have looked at that and ultimately we don’t expect any significant or material tax implications the NRGY unit holders as, as we walk through and step through the transaction. And at Inergy Midstream you know I’m not aware of anything that would you know that that entity would have from a tax implication standpoint.

Stephen Dougherty:	This is Stephen Dougherty. From a Crestwood standpoint we also do not anticipate any material tax impact related to our unit holders as part of the transaction as well.

Michael Bloom:	OK, that’s helpful. And then my other question is just if you back on Slide six, you walked through this top up provision, that you called it, can you just walk, can you just talk about the rationale for why you would or would not exercise that provision?

John J. Sherman:	Yes, Robert Halpin’s going to cover that for us Michael.

Robert Halpin:	Yes, Michael, I mean I think that the short answer is that now I can, I don’t really anticipate any reasons as to why Crestwood Holdings would not exercise that top up. I mean it was just you know the nuance behind it was just to, it was just as we worked through the transaction details and structure the you know kind of proforma breakup of the ownership interest in the business this feature came into the works.

And I think you’ll obviously be able to read all the developments out in the proxy statement. But I don’t anticipate any reasons as to why holdings would not exercise that option.

Michael Bloom:	Great, thank you very much.

Operator:	Ladies and gentlemen we have time for one more question. That question will come from the line of James Spicer of Wells Fargo.

James Spicer:	Hi, good morning. I was wondering given the enhanced credit profile of the, of the company and the relatively high coupons on the existing bonds of both NRGM and Crestwood, can you comment on your thoughts around refinancing those bonds either in whole or in part via an equity plow back or make hole provisions in the bonds?

Michael J. Campbell:	Bob, would you like me to take that?

Robert G. Phillips:	Yes, go ahead Mike.

Michael J. Campbell:	James this is Mike Campbell again. You know relative to, to thinking through the, the existing bonds that are outstanding, I think ultimately what we need to do is close the CMLP NRGM merger and you know I think from our standpoint, I think from Bob’s standpoint, we’re going to look at really all of the ways that we can create unitholder value and create you know value for the investors. And if that goes to looking further at cost of capital synergies and things that we can affect to benefit the partnership on a go forward basis, we’re going to be very focused on that.

James Spicer:	OK. Great. And just one follow-up if I could, can you confirm, I think I heard you say this, that the agency at this point, your expectations is that they maintain Inergy Midstream’s current credit ratings for the combined company?

Michael J. Campbell:	We have spoken to both rating agencies, James and again, I won’t speak for the rating agencies but when we look at this transaction, the significant size, scale, the diversity of cash flows, you know we think this is very credit enhancing. We think it’s a credit positive transaction.

When you look at the, again the size, scale, diversity as well as the amount of equity that is issued in the consumption of this transaction, I won’t speak for them but it’s our expectation that our corporate family rating will remain in line with where we’re currently at.

James Spicer:	OK, that’s very helpful. I appreciate it. Thank you.

John J. Sherman:	Thanks James.

Operator:	This concludes the a question-and-answer session. I would now like to turn the floor back over to Mr. Robert Phillips for any additional or closing remarks.

Robert G. Phillips:	Thank you, operator. And to John and Brooks and the Inergy team, congratulations on job well done over the last several days as we put this business combination together. To investors on both sides, we view this as a very positive investor friendly deal. While the structure may seem a little complicated, we really think it’s a very efficient way to combine two essentially families, the Inergy family with two existing public entities, and the Crestwood family, a combination of First Reserve and CMLP and our large public unitholders.

I’m struck by the continued commitment by the management and the sponsor of both sides. Over a billion and a half dollars of investment in this combination going forward. It’s sizable. It creates one of the best alignments of interest in the entire midstream MLP space. And so from that standpoint we’re excited about continuing to grow the business, creating value not only for our public unitholders but for ourselves as well.

From a business standpoint, it’s a perfect combination of upstream and downstream businesses and as I said multiple times, it’s a perfect combination of organizations and cultures that have been following complementary strategies for growth over the last several years.

As John and his team have totally transformed Inergy in the past several years into a great midstream company, we’ve been building Crestwood from scratch. Both of us have chopped a lot of wood in the last three or four years to reach the point where we can with a clear head and a calming vision, combine our businesses to be competitive in a very important and existing business.

The midstream industry is at it’s zenith right now. In my 35 years in the industry, I’ve never seen a greater opportunity to invest capital on behalf of investors of all kinds, equity and debt, into long-term almost perpetual investments. And all of this Of course was the opportunity was because of the amend of shale plays.

So clearly we’ve both been focused on the right growth strategy, now on a combined basis. We’re ready to execute on that and create a lot of value going forward. The S-4 and the proxy will be filed soon and all of you will have an opportunity to review the details of how this great combination came together. I really would like for everybody to look forward on a pro forma basis as we complete the various steps. It’s going to be an exciting time with this new midstream company and we’re excited for our customers, for our employees for our local communities and obviously for our investors as well.

Always happy to answer more questions to the extent we didn’t cover everything in this call. I know that John and his team and me and my team here at Crestwood are available to continue to help investors and analysts develop their concepts around this. we’re excited about the growth potential of the business and hope that you are as well.

So Operator, that with, I think we’re ready to sign off and again we thank everyone for their participation in the call this morning and look forward to talking with everyone again tomorrow as both Inergy and Crestwood separately announce our quarterly earnings. So many of you will be joining our calls tomorrow to see how our current year-to-date performance is going.

So again, until then we look forward to visiting with many of you and answering remaining questions. With that, John if you have any final comments, if not, Operator, I think we’re done.

John J. Sherman:	No, I appreciate those words, Bob. I would just say that, one thing I would emphasize is, and for the investors and everybody else is that I agree with everything that Bob said. We’ve got a great you know kind of up sized opportunity. In the interim these companies are operating as is. We’ve got lots of opportunity and we’ve got our heads down working on our current opportunities. So rest assured nobody is taking their eye off the ball over there.

Robert G. Phillips:	That’s great. Operator, thank you.

Operator:	Thank you for participating in the Crestwood and Inergy Merger conference call. You may now disconnect.

END

Additional Information and Where to Find It

This document contains information about the proposed merger involving Crestwood and Inergy Midstream. In connection with the proposed merger, Inergy Midstream will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy Midstream and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy Midstream with the SEC from Inergy Midstream’s website, www.inergylp.com, under the heading “SEC Filings” in the Inergy Midstream, L.P. “Investor Relations” tab.

Participants in the Solicitation

Crestwood, Inergy Midstream, Inergy, L.P. and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy Midstream’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy, L.P.’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s and Inergy’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of our assets; failure or delays by our customers in achieving expected production in their natural gas projects; competitive conditions in our industry and their impact on our ability to connect natural gas supplies to our gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; our ability to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control; timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to our substantial indebtedness, as well as other factors disclosed in Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission, including their Annual Report on Form 10-K for the year ended December 31, 2012, and September 30, 2012, respectively, and their most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Neither Crestwood nor Inergy assumes any obligation to update these forward-looking statements.